Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of the Subsidiary	State of Incorporation

Impac Funding Corporation*	California

Impac Warehouse Lending Group, Inc.	California

IMH Assets Corp.	California

* Image Funding Corporation owns 100% of the common stock of Impac Secured Assets Corporation, a California corporation, and Impac Commercial Capital Corporation, a California corporation. Impac Funding Corporation does business in various states under the following names: Impac Lending Group and Impac Home Loans.